Exhibit A

Analysis of Whether Consolidation is Required for Gabelli Green and Gabelli Capital Structure Arbitrage

Background:

Gabelli Securities, Inc. (“GSI”), owns 63.5% of Gabelli Green Short/Long Fund, L.P. (“Gabelli Green”) and 73% of Gabelli Capital Structure Arbitrage Ltd. (“Gabelli Capital Structure Arb”).   The limited partnership agreements for both entities grant the limited partners kick-out rights with regard to the general partner.

Relevant Guidance:

EITF 04-5 applies to limited partnerships, or certain limited liability companies that have governing provisions that are the functional equivalent of a limited partnership (as defined in EITF 03-16), that are not variable interest entities (“VIE’s”) pursuant to FIN 46R.  EITF 04-5 applies to entities that are required to apply the consolidation guidance in ARB 51.

The general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of the general partner’s level of ownership in the limited partnership, unless the limited partners have either (1) the substantive ability – either by a single limited partner or a simple majority vote – to dissolve the limited partnership or otherwise remove the general partners without cause (kick-out rights) or (2) substantive participating rights.

(1)   Substantive kick-out rights have both of the following characteristics:

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The kick-out rights can be exercised by a single limited partner or a vote of a simple majority of the limited partner voting interest held by parties other than the general partner, entities under common control with the general partner, and other parties acting on behalf of the general partner.

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The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so.  That is, there are no significant barriers to the exercise of those rights.  Significant barriers are defined in EITF 04-5 and include one that is most relevant to our analysis of this entity:  Financial penalties or operational barriers associated with exercising the kick-out rights that would act as a significant disincentive for exercising those kick-out rights.

(2)  Under EITF 04-5, the general partner can also overcome the presumption of control of the limited partnership if the limited partners have substantive participating rights.  Substantive participating rights are rights that provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.  Rights held by the general partner’s immediate family members or an entity that is under common control with the general partner likely would not overcome the presumption of control by the general partner.

Analysis:

With regard to kick-out rights for both entities, if their general partner were removed by vote of a simple majority of the unrelated limited partners, the limited partners would be required, under Delaware law and in light of the fact that these Limited Partnership Agreements are otherwise silent on this, to separate the general partner from the partnership and buy out his interest.  In assessing the various specific facts and circumstances related to this partnership including the magnitude of the general partner’s interest of 63.5% and 73%, of Gabelli Green and Gabelli Capital Structure Arb respectively, and the fact that both partnerships are at the front end of their life cycle (Gabelli Green having been launched on July 1, 2010 and Gabelli Capital Structure Arb having been launched five years ago but only with seed money and having only first received an outside limited partner investor during the first quarter of 2010), it seems extremely improbable that the limited partners would find it economically feasible to exercise their kickout rights.  We believe there is therefore a significant barrier to exercise of the kick-out rights.

The same is true for their participating rights.  By way of example, focusing on Gabelli Green to understand the nature of participating rights which are similar in both entities, Section 3.01 of the Limited Partnership Agreement of Gabelli Green states that: “The partnership shall be managed by the general partner, which shall have the sole discretion of selecting an investment manager on behalf of the partnership and of exercise of the powers set forth in Section 3.02 [powers to:  (1) appoint the investment manager, (2) enter into contracts, agreements, other undertakings, (3) appoint an independent client representative to act as agent of the partnership, and (4) to act for the partnership in all matters.]”

To determine whether participating rights are substantive, the limited partners must have the ability to participate in both (1) selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures and (2) establishing operating and capital decisions of the limited partnership, including budgets, to overcome the presumption that the general partner controls the limited partnership. One could argue that by virtue of the limited partners’ ability to kick out the general manager, who is vested with the power to make all of these decisions, they have participating rights which allow them to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.  However, as in the case of the assessment of kick-out rights, because the general partner is the holder of a 63.5% and 73% interests, respectively, if their general partner were removed by vote of a simple majority of the unrelated limited partners, the limited partners would be required to buy out the majority ownership interest.  As above, we believe there is therefore a significant barrier to exercise of their participating rights.  This barrier would indicate that the participating rights are not substantive.

Conclusion:

The general partner, GSI, should consolidate Gabelli Green (63.5%-owned by GSI) and Gabelli Capital Structure Arb (73%-owned by GSI) as long as it continues to have control of each of these entities as determined by the specific facts and circumstances surrounding them – in this case dictated by the fact that the economic impediments to exercising kick-out rights and participating rights indicate in our analysis that neither the kick-out rights nor participating rights can be construed as substantive at this time.

October 27, 2010